# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keenova Therapeutics plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath Road, Blanchardstown, Dublin, Ireland (L2), 15 D15
Date of event which requires filing of this statement: 11/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,821,928; sole dispositive power 0; shared dispositive power 8,821,928; aggregate amount beneficially owned 8,821,928 (22.3% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,821,928; sole dispositive power 0; shared dispositive power 8,821,928; aggregate amount beneficially owned 8,821,928 (22.3% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 53,615; shared voting power 8,821,928; sole dispositive power 53,615; shared dispositive power 8,821,928; aggregate amount beneficially owned 8,875,543 (22.4% of the class)
- GoldenTree Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,510,139; sole dispositive power 0; shared dispositive power 2,510,139; aggregate amount beneficially owned 2,510,139 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.01 per share
Name of issuer: Keenova Therapeutics plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath Road, Blanchardstown, Dublin, Ireland (L2), 15 D15
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 7, 2025 (as amended to date, the "Schedule 13D"), relating to the ordinary shares, par value $0.01 per share ("Ordinary Shares") of Keenova Therapeutics plc (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated by the following:

The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

GoldenTree Asset Management LP (the "Investment Manager")
GoldenTree Asset Management LLC (the "IMGP")
Steven A. Tananbaum
GoldenTree Master Fund, Ltd.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, NY 10022.
Present principal occupation or employment:
The principal occupation of Mr. Tananbaum is to serve as the managing member of IMGP.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Tananbaum is a citizen of the United States. GoldenTree Master Fund, Ltd. is organized under the laws of the Cayman Islands. The remaining Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

From October 14, 2026 through November 6, 2026, the Funds purchased an aggregate of 432,716 Ordinary Shares for aggregate consideration of $38,722,653 using working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

As of November 6, 2026, the securities reported herein include (i) 8,821,928 Ordinary Shares held directly by certain funds and separate accounts managed by the Investment Manager and (ii) 53,615 Ordinary Shares held directly by Mr. Tananbaum. GoldenTree Master Fund, Ltd. is the record owner of 2,510,139 Ordinary Shares.

The ownership percentage set forth herein is based on 39,646,277 Ordinary Shares outstanding as of August 4, 2026 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

The Investment Manager is the investment manager or advisor to certain funds, including GoldenTree Master Fund, Ltd., and a separately managed account by the Investment Manager (the "Funds"). IMGP is the general partner of the Investment Manager. Steven A. Tananbaum is the managing member of IMGP. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
From October 14, 2026 through November 6, 2026, the Funds purchased an aggregate of 432,716 Ordinary Shares. Details by date, listing the number of shares of Ordinary Shares purchased and the price per share, are provided below.

Date: 10/14/2026
Number of Ordinary Shares: 137,000
Price: $90

Date: 11/05/2026
Number of Ordinary Shares: 145,716
Price: $89.25

Date: 11/06/2026
Number of Ordinary Shares: 150,000
Price: $89.25

Except as set forth in this Schedule 13D, since Amendment No. 1, the Reporting Persons have not effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 2: Joint Filing Agreement.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (11/10/2026)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (11/10/2026)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (11/10/2026)
- GoldenTree Master Fund, Ltd.: /s/ Peter Alderman, Peter Alderman, General Counsel (11/10/2026)